CÜR MEDIA, INC.
2217 New London Turnpike
South Glastonbury, CT 06073
Tel.: (860) 430-1520

April 23, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

Re:	CÜR Media, Inc. Amendment No. 1 to Form 8-K Filed March 31, 2014 File No. 333-183760

Ladies and Gentlemen:

On behalf of CÜR Media, Inc., a Delaware corporation (the “Company,” “we,” “us”, or “our”), we submit the following response to the comment of the Staff of the Securities and Exchange Commission as set forth in your letter dated April 8, 2014 (the “Comment Letter”), addressed to Thomas Brophy, Chief Executive Officer of the Company, relating to the above-captioned Amendment No. 1 to the Current Report on Form 8-K filed by the Company on March 31, 2014 (“Amendment No. 1”).  Set forth below is the Staff’s comment, indicated in bold, together with the response thereto by the Company.

In addition, we are submitting via EDGAR transmission Amendment No. 2 to the Current Report on Form 8-K/A (“Amendment No. 2”), with changes addressing the Staff’s comment.

Description of Business, page 5

General

1.
We note that on January 28, 2014, the capital structure of Raditaz, LLC was recapitalized and that the membership interests of Raditaz, LLC were exchanged for ten million common shares. Please see the accounting and disclosure guidance provided by SAB Topic 4C and give retroactive effect to this change in capital structure in your historical financial statements.

The Company has amended the audited financial statements as of, and for the years ended, December 31, 2013 and 2012, and the pro forma financial information, filed with Amendment No. 1, to give retroactive effect to the recapitalization resulting from the Company’s contribution transaction with Raditaz, LLC.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the responses contained in this letter, as reflected in Amendment No. 2 being filed in conjunction with this letter, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.

If the Staff has any questions or comments with respect to our responses, please contact me at (860) 430-1520, or Eric C. Mendelson c/o Gottbetter & Partners, LLP, counsel to the Company, at (212) 460-6900.

Sincerely yours,

CÜR Media, Inc.

/s/ Thomas Brophy

Thomas Brophy
Chief Executive Officer